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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

U.S. Wireless Data, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

912899 40 8

(Cusip Number)

January 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 912899 40 8

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): James M. Margolis

2.	Check the Appropriate Box If a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 1,378,922*

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 1,378,922*

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,378,922*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.02%**

12.	Type of Reporting Person (See Instructions): IN

*  The total number of shares of Common Stock beneficially owned by the Reporting Person represents approximately 8.02% of the total Common Stock of the Issuer based on outstanding stock information as of November 11, 2002 contained in the last Form 10-QSB filed with the SEC by the Issuer and the aggregate number of shares to be issued pursuant to Section 2.01(d) of the Agreement and Plan of Merger, dated as of December 21, 2002, included as Exhibit 2.1 to the Form 8-K filed with the SEC by the Issuer on January 8, 2001.

**  (see footnote * above)

Page 2 of 5 Pages

Item 1.
	(a)	Name of Issuer:
U.S. Wireless Data, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
750 Lexington Avenue 20th Floor New York, NY 10022

Item 2.
	(a)	Name of Person Filing:
James M. Margolis
	(b)	Address of Principal Business Office or, if none, Residence:
8037 Herb Farm Drive Bethesda, MD 20817
	(c)	Citizenship:
Maryland
	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share
	(e)	CUSIP Number:
912899 40 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13-d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 Pages

Item 4.	Ownership.
(a) Amount Beneficially Owned:
1,378,922*
(b) Percent of Class:
8.02%**
(c) Number of Shares to which such person has:

(i) Sole power to vote or direct the vote:
1,378,922*
(ii) Shared power to vote or direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
1,378,922*
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

* The total number of shares of Common Stock beneficially owned by the Reporting Person represents approximately 8.02% of the total Common Stock of the Issuer based on outstanding stock information as of November 11, 2002 contained in the last Form 10-QSB filed with the SEC by the Issuer and the aggregate number of shares to be issued pursuant to Section 2.01(d) of the Agreement and Plan of Merger, dated as of December 21, 2002, included as Exhibit 2.1 to the Form 8-K filed with the SEC by the Issuer on January 8, 2001.
** (see footnote * above)

Page 4 of 5 Pages

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2003 (Date)

/s/ James M. Margolis (Signature)

James M. Margolis (Signature)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 Pages